December 19, 2007

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlueFire Ethanol Fuels, Inc.
Registration Statement on Form SB-2

Ladies and Gentlemen:

On behalf of BlueFire Ethanol Fuels, Inc. (the “Company”), we enclose for filing the Company’s Registration Statement on Form SB-2 in connection with the registration for resale of 13,488,511 shares of its common stock, consisting of up to 6,724,039 currently outstanding shares of the Company’s common stock and 6,764,472 shares of the Company’s common stock issuable upon the exercise of warrants currently outstanding.

The Company’s common stock is registered under Section 12 of the Securities Exchange Act of 1934, and trades on the Over-the-Counter Bulletin Board under the symbol “BFRE.OB.” The Company has filed the Registration Statement pursuant to registration rights agreements in favor of the selling shareholders.

If you have any questions or comments concerning the enclosed, please feel free to telephone me at (212) 574-1420, or my partner, Craig Sklar, at (212) 574-1386.

Very truly yours,

SEWARD & KISSEL LLP

By	/s/ Robert Lustrin
Robert Lustrin
Partner